Exhibit 12

DARDEN RESTAURANTS, INC.

COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS TO FIXED CHARGES

(Dollar amounts in thousands)

(Unaudited)

Quarter Ended
	August 27, 2006	August 28, 2005

Consolidated earnings from operations before income taxes	$ 130,577	$ 127,998
Plus fixed charges:
Gross interest expense	10,885	12,602
40% of restaurant and equipment minimum
rent expense	7,076	6,534
Total fixed charges	17,961	19,136

Less capitalized interest	(541)	(735)

Consolidated earnings from operations before income taxes available to cover fixed charges	$ 147,997	$ 146,399

Ratio of consolidated earnings to fixed Charges	8.24	7.65

1